Via Facsimile and U.S. Mail
Mail Stop 03-09


May 9, 2005


Mr. Dennis R. Jolicoeur
Chief Financial Officer and
Executive Vice President
21411 Prairie Street
Chatsworth, CA 91311

Re:	Natrol, Inc.
	Form 10-K for the fiscal year ended December 31, 2004

	File No.  000-24567

Dear Mr. Jolicoeur:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 27

1. We believe that your disclosure related to estimates that reduce gross revenue such as future returns, spoilage allowances, allowances for product deemed to be unsaleable and other allowances could be improved as follows:

a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of
sensitivity analysis.
b)	Disclose the factors that you consider in estimating each
accrual such as historical return of products, levels of inventory in
the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c)	To the extent that information you consider in b) is
quantifiable, disclose both quantitative and qualitative
information
and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research
data comparing wholesaler inventory levels to end-customer
demand).
For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product
and in tabular format, the total amount of product (in sales dollars)
that could potentially be returned as of the balance sheet date
and
disaggregated by expiration period.
d)	If applicable, discuss any shipments made as a result of
incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e)	You should consider disclosing a roll forward of the accrual for
each estimate for each period presented showing the following:
?	Beginning balance,
?	Current provision related to sales made in current period,
?	Current provision related to sales made in prior periods,
?	Actual returns or credits in current period related to sales made in current period,
?	Actual returns or credits in current period related to sales made in prior periods, and
?	Ending balance.

f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Contractual Obligations and Commitments, page 36

2. We note that you exclude interest payments from your contractual obligations table. Please revise your contractual obligation table to include interest payments.

Report of Independent Auditors, page 39

3. Please revise the auditors` opinion to include the name of the auditing firm as required by Rule 2.02(a) of Regulation S-X.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 46

4. We note from your disclosure that free goods shipped to customers are recorded as a reduction of revenue. We refer to EITF 01-09, paragraph 10 which states that if consideration consists of a free product or service then the consideration should be categorized as an expense as opposed to a reduction in revenue. Please revise your filing or advice us as to why your accounting is appropriate under US
GAAP.

Goodwill, page 46

5. Please tell us your accounting basis for reducing goodwill for the
$2 million legal settlement with the former owners of ProLab.
Please
refer to paragraph 41 of SFAS 141.

7. Employee Benefits Plan, page 56

6. It appears from your disclosure that your employee stock purchase plan is a non-compensatory plan under APB 25, which would require no stock compensation expense, however management has elected to expense two-thirds of the discount. Please disclose and explain to us supplementally why (1) management is recording an expense for the employee stock purchase plan and (2) why is the expense recorded at two-thirds of the discount.

Item 9. Changes and Disagreements with Accountants on Accounting and
Financial Disclosure, page 61

7. Please revise your filing to include the disclosures as required by Items 307 and 308 of Regulation S-K.

Exhibits 31.1 and 31.2

8. Please revise your certifications to include the last paragraph of the certification as required by Item 601(b)(31) of Regulation S-
K.


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Joseph Roesler, Staff Accountant, at (202)
942-
1788 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Dennis R. Jolicouer
Natrol, Inc.
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